Exhibit 97
ENTERGY SYSTEM POLICY REGARDING
RECOUPMENT OF CERTAIN COMPENSATION

I. Background

This policy amends and restates the Entergy Corporation Policy Regarding Recoupment of Certain Compensation and as amended and restated herein (the “Policy”) shall apply to Entergy Corporation (“Entergy”) and such “Affiliates” of Entergy (within the meaning of the Securities Exchange Act of 1934, as amended (the “1934 Act”)), that adopt and thus participate in this Policy (such Affiliates, together with Entergy, each severally a “Company” and collectively the “Participating Companies” and each a “Participating Company”), in which case it shall apply to each such other Participating Company mutatis mutandis on the same basis as it applies in respect of Entergy.

II. Definitions

For purposes of this Policy, the following italicized terms shall have the meanings indicated when used in capitalized form:

“Executive Officer” means (a) the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer of the Company or its subsidiaries who performs a significant policy-making function for the Company, or any other person who performs significant policy-making functions for the Company and (b) in any event (i) any individual identified as an executive officer of the Company pursuant to 17 C.F.R. Section 229.401(b) and (ii) any individual designated by the Board of Directors of the Company (the “Board”) as an executive officer for purposes of Section 16 of the 1934 Act.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures, and stock price and total shareholder return, regardless whether such measures are presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive Compensation” means cash or equity-based bonus or incentive or profit-sharing awards and any other compensation to the extent that it is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure or market performance metrics.

Incentive Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure or market performance metric specified in the Incentive Compensation award is attained, even if the payment or grant of Incentive Compensation occurs after the end of that period.

III. Purpose and Effective Date

(a) This Policy sets forth the conditions under which the Participating Companies may or will seek, or may or will cause their respective Affiliates to seek, reimbursement with respect to Incentive Compensation paid to their respective current or former employees on the terms and conditions set forth herein.

(b) The Policy as amended and restated herein shall become effective October 2, 2023 (the “Effective Date”) and shall be deemed part of the terms of any Incentive Compensation award granted or paid on or after the Effective Date, provided that, to the extent applicable to Incentive Compensation subject to Section 303A.14 of the Listed Company Manual (the “Listing Standard”) of the New York Stock Exchange (the “Exchange”), the Policy as amended and restated herein shall apply in all events to all Incentive Compensation that is Received by Executive Officers on or after the Effective Date that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date. Nothing set forth herein shall limit the effect of the Entergy Corporation Policy Regarding Recoupment of Certain Compensation as in effect before the Effective Date.

IV. In General

(a) Except as provided below, the Company will recover from Executive Officers reasonably promptly the amount of erroneously awarded Incentive Compensation (“Erroneously Awarded Compensation”) in the event that (i) the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, or (ii) there is a material miscalculation of a performance measure regardless whether the Company’s financial statements are restated.

(b) Further, except as provided below, if the Company determines that an Executive Officer engaged in fraud resulting in either a restatement of the Company’s financial statements or a material miscalculation of a performance measure relative to Incentive Compensation, then the Company may seek to recover from such individual all or part of the Incentive Compensation affected by the fraudulent act.

V. Additional Considerations
(a) This Policy applies to Incentive Compensation (A) that is Received by an individual during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement described above (together with any transition period resulting from a change in the Company’s fiscal year within or immediately following those three completed fiscal years, provided that any transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months shall be deemed a completed fiscal year), regardless whether or when the restated financial statements are filed, or (B) that is paid or payable to such individual during the three completed fiscal years immediately preceding a material miscalculation of a performance measure, as applicable.

(b) For purposes of this Policy, Erroneously Awarded Compensation is the amount of Incentive Compensation that is Received that exceeds the amount of Incentive Compensation that otherwise would have been Received had it been determined based, as applicable, on the restated amounts or the performance measure as properly calculated, in the case of Section IV(a)(i) of this Policy computed without regard to any taxes paid. For Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount of Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received, and the Company shall maintain documentation of that reasonable estimate and provide such documentation to the Exchange.

(c) For purposes of this Policy, the date that the Company is required to prepare an accounting restatement is the earlier to occur of: (a) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described in this Policy; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement as described in this Policy.

(d) The requirements of Section IV(a) of this Policy shall not apply if the Board or a majority of the independent directors serving on the Board (or, in any event in the case of Entergy, the Talent and Compensation Committee of the Entergy Board (the “TCC”)) determine that recovery would be impracticable in any of the following circumstances: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation, has documented such reasonable attempt(s) to recover, and has provided that documentation to the Exchange; (ii) recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that the Company has obtained an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and has provided such opinion to the Exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company or its subsidiaries, to fail to meet the requirements of 26 U.S.C. Section 401(a)(13) or 26 U.S.C. Section 411(a) and regulations thereunder.

(e) This Policy shall be applied in a manner that is consistent with and does not cause a violation of, and shall be deemed to incorporate any provisions required to make it compliant with, applicable Exchange listing standards.

VI. Certain Administrative Rules

(a) The Company may, to the extent permitted by law, enforce all or part of any repayment obligation under this Policy by any available means, including without limitation by: (i) requiring reimbursement of cash Incentive Compensation previously paid by the Company or its Affiliates; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards granted by the Company or its Affiliates; (iii) offsetting the recouped amount from any compensation otherwise owed by the Company or its Affiliates to the current or former employee; and (iv) cancelling outstanding vested or unvested equity awards granted by the Company or its Affiliates.

(b) With respect to the provisions of Sections IV(a)(ii) and IV(b) of this Policy, the Company shall have the discretion to recoup such compensation on a tax-neutral basis.

(c) Except as provided in Section V(d) of this Policy, this Policy shall be administered and enforced by the TCC except to the extent the Board of Directors of Entergy shall designate another committee comprising exclusively independent directors or itself shall act (the TCC, such other committee or the Board of Directors of Entergy, as applicable, the “Administrator”). The Administrator shall have full and final authority to make all determinations required under this Policy, and its decision as to all questions of interpretation and application of the Policy shall be final, binding and conclusive on all persons, provided that the Administrator shall make no determination as to whether an accounting restatement is required in the first instance, and any such determination shall be reviewed with the Audit Committee of the Entergy Board. Any action to be taken by the Company pursuant to this Policy (including without limitation any determinations to be made) may be taken by an Affiliate, or the Company may cause an Affiliate to take the applicable action. Without limiting the generality of the foregoing, unless otherwise determined by the Administrator, in determining the amount of any Incentive Compensation subject to the limitation that it shall be awarded out of a pool that is determined based on achievement of financial or market performance metrics, the Administrator shall assume that any award(s) would have been reduced in proportion to any reduction that would have occurred in the overall pool out of which the award was initially made as a consequence of the correction of a material miscalculation or restatement, as the case may be.

(d) The repayment of Incentive Compensation under this Policy is in addition to any other right or remedy available to the Company or any Affiliate.

(e) This Policy is separate from and in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 (“Section 304”) that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer, and the Administrator shall consider any amounts paid to the Company by the Chief Executive Officer and Chief Financial Officer pursuant to Section 304 in determining any amount of Incentive Compensation to recoup under this Policy.

(f) This Policy is subject to any current or future actions imposed by law enforcement agencies, regulators or other authorities.

(g) Neither the Company nor any Affiliate shall indemnify any individual against the loss of Incentive Compensation recouped pursuant to this Policy.

(h) This Policy may be amended at any time by the Administrator.